Exhibit 99.1

The9 Limited Signs Definitive Agreement with Kapler Pte. Ltd

Shanghai, China, September 27, 2019 ——The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that its subsidiaries have signed a definitive agreement with Kapler Pte. Ltd, an indirect subsidiary of Keppel Corporation, a multi-business company providing solutions for sustainable urbanization with key businesses in property, infrastructure and investments (the “Kapler”), pursuant to which 100% equity interest in several subsidiaries of the Company in China, including China The9 Interactive (Shanghai) Ltd. and The9 Computer Technology Consulting (Shanghai) Co., Ltd., that collectively own Zhangjiang Micro-electronic Port Block #3 will be sold to Kapler in exchange for consideration of RMB493 million (the “Transaction”). The completion of the Transaction is subject to customary closing conditions and payment schedules, and majority of the consideration will be used by the Company to repay certain senior secured convertible notes issued and sold by the Company in December 2015.

About The9 Limited

The9 Limited (“The9”) is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements about the potential transactions may constitute forward-looking statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact:

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com

Website: http://www.the9.com/